SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MARCH 24th, 2010

DATE, TIME AND PLACE: On March 24th, 2010, at 10:15 am, in the Meeting Hall of the Board of Directors, located at Avenida das Américas, No. 3,434, 1st Block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Mr. Luca Luciani and, pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola e Suniglia, Marco Patuano, Stefano de Angelis, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi attended the meeting by means of conference call. Also attended the meeting Mrs. Alessandra Catanante, Secretary General and of the Board of Directors.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) To communicate the resignation of an effective member of the Board of Directors and to elect his replacement; (2) To amend the Convening Notice of the Annual and Extraordinary Shareholders’ Meeting of the Company; and (3) Other matters related to the items of the agenda or even of general interest to the Company.

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RESOLUTIONS: (1) Initially, the Chairman informed the other Board Members about the receipt of the resignation letter sent by Mr. Emmanuele Carboni from the position of effective member of this Board of Directors, which resignation was filed and considered effective as from March 23rd, 2010. Due to the resignation of Mr. Emmanuele Carboni and consequent vacancy of the position of effective member of this Board of Directors, the Board Members resolved, by unanimous vote, to elect Mr. Andrea Mangoni, Italian citizen, married, bachelor in Administration, bearer of the Italian passaport No. 258232W, valid until December 05th, 2010, domiciled at Via Corso d’Italia, No. 41, in the City of Rome, Italy, to hold the position of effective member of this Board of Directors until the next Shareholders’ Meeting, pursuant to the provided for in the Section 150 of the Brazilian Law No. 6,404/1976 and in the Section 28, sole paragraph, of the Company’s By-Laws. It shall be recorded hereby that Mr. Mangoni will present the Statement provided in the CVM Instruction No. 367/2002 at the moment of execution of his instrument of appointment; (2) In view of the resolution referred to in the item (1) above, as well as the resolution contained in the item (3) below, the Board Members resolved, by unanimous vote, to amend the Convening Notice of the Annual and Extraordinary Shareholders’ Meeting to be held until April of this year, which had been approved in the Board of Directors’ Meeting held on February 23rd, 2010, in order to include in its Agenda an item related to the ratification of the elections to the Board of Directors resolved to in this meeting; and (3) Following such resolutions, Mr. Mario Cesar Pereira de Araujo presented his resignation as member and Chairman of this Board of Directors, which resignation was filed and considered effective as from this date. The Board Members expressed sincere thanks for the relevant services rendered during the time Mr. Mario Cesar Pereira de Araujo performed his activities in the Company. Due to the resignation of Mr. Mario Cesar Pereira de Araujo and consequent vacancy of the positions of member and Chairman of the Board of Directors, the Board Members resolved, by unanimous vote, to: (a) elect for the position of Chairman of this Board of Directors until the next Shareholders’ Meeting, pursuant to the provided for in the Section 150 of the Brazilian Law No. 6,404/1976, in the Section 28, sole paragraph, of the Company’s By-Laws, and in the Section 9th, sole paragraph, of the Internal Regulation of the Board of Directors, the current member of the Board of Directors, Mr. Manoel Horácio Francisco da Silva, Brazilian citizen, married, bachelor in Administration, bearer of the identity card No. 3.098.648, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under No. 066.526.978 -15, domiciled at Rua Dr. Renato Paes de Barros, No. 1017, 12th floor, Itaim Bibi, in the City and State of São Paulo; and (b) elect Mr. Adhemar Gabriel Bahadian, Brazilian citizen, married, career diplomat in retirement process, bearer of the identity card No. MRE1839, issued on December 28th, 1994, enrolled with the CPF/MF under No. 012.987.207 -53, domiciled at Avenida Epitácio Pessoa, No. 2214, apt. 703, Leblon, in the City and State of Rio de Janeiro, to hold the position of effective member of this Board of Directors until the next Shareholders’ Meeting, pursuant to the provided for in the Section 150 of the Brazilian Law No. 6,404/1976 and in the Section 28, sole paragraph, of the Company’s By-Laws. It shall be recorded hereby that Mr. Adhemar Gabriel Bahadian will present the Statement provided in the CVM Instruction No. 367/2002 at the moment of execution of his instrument of appointment. Due to the resolutions above, the Board of Directors is composed, in this date, by Messrs. Manoel Horácio Francisco da Silva – Chairman, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Andrea Mangoni, Stefano de Angelis, Adhemar Gabriel Bahadian, Maílson Ferreira da Nóbrega and Andrea Sandro Calabi, all of them with term of office until the Annual Shareholders’ Meeting to be held in 2011, with exception to Messrs.

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Andrea Mangoni and Adhemar Gabriel Bahadian, and to Mr. Manoel Horácio Francisco da Silva in the position of Chairman of this Board of Directors, whose elections shall be ratified in the next Shareholders’ Meeting of the Company. Finally, it shall be emphasized that the amendment to the Convening Notice referred to in the item (2) above shall include the ratification of the elections to compose the Board of Directors resolved to in this item (3).

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola e Suniglia, Luca Luciani, Marco Patuano, Stefano de Angelis, Maílson Ferreira da Nóbrega, Manoel Horácio Francisco da Silva and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), March 24th, 2010.

ALESSANDRA CATANANTE
Secretary General and of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 25, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.